INVEST IN **WRTHY**

The Dating Trust & Safety Platform


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bewrthy.com   Atlanta, GA

Highlights

1. Online dating is a $10B global market with 336M users that is expected to nearly double by 2033.

2. 63% of dating app users report feeling emotionally burnt out by the experience.

3. 79% of heterosexual women say that have experienced some form of sexual violence on the apps.

4. 79% of Gen Z say they are "disillusioned" with dating apps and believe they promote superficiality.

5. Wrthy is 'app agnostic'. We are the trust and intelligence layer that sits across all dating apps.

Featured Investor

Michael Kaplan   Follow   Invested $10,000



Syndicate Lead

Follow

Invested $10,000

Google Executive, Change agent, Investor, Board Member, Advisor

"Society is facing a loneliness epidemic and Wrthy has a smart approach and excellent leadership team to address this challenge. The market is huge, the consumer facing needs are real, and the societal benefit for getting Wrthy's vision to consumers right is priceless. I am excited to be an investor because the team led by Arlo and Rachel truly understand how to leverage data and tech to serve bringing humanity back to dating. This is just the beginning!"

Our Team



Arlo Laitin CEO

Former revenue leader at Cardlytics (NASDAQ: CDLX), where I helped scale from pre-revenue to $100M+ and IPO. 20+ years building startups, raising capital, and driving growth across fintech, adtech, and SaaS

Rachel Sonenshine President & Chief Customer Officer

Adtech and fintech sales leader, most notably from Google and Cardlytics, where I scaled the pharma, retail and travel businesses from $0 to millions. Part of the team that took CDLX public in 2018.

Why Invest?


wrthy
Crowdsourcing Love

Online Dating Apps Are The #1 Way Single People Meet

50% of singles meet through dating apps
vs
15% that meet through friends

(Global Dating Insights, 2024)



A $10B market that is expected to nearly double by 2033


Global Online Dating Market
Revenue, 2023-2033 (USD Billion)
20
18
16
14
12
10
8
6
4
2
0
9.4
10
10.7
11.5
12.2
13.1
13.9
14.9
15.9
17
18.1
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
market.us

The market will grow at the CAGR of:

6.8%

The forecasted market size for 2033 in USD:

$18.1B

The Problem


From ghosting to 'backburner' relationships: the reasons people behave so badly on dating apps
The New York Times
'A Decade of Fruitless Searching': The Toll of Dating App Burnout
Ten years after the launch of Tinder, some long-term online daters say endless swiping has been bad for their mental health.
Dating Apps Are Even Less Transparent Than Facebook and Google
Rape under wraps: how Tinder, Hinge and their corporate owner chose profits over safety
Match Group has known since 2016 about abusive users on its dozen dating apps, but leaves millions of people in the dark
Most Tinder users are in relationships or married: 'Game of deception'
tinder
It's easy to catfish strangers on dating apps
The Washington Post
Dating apps have gotten so bad that speed dating is in again

wrthy
Our Mission

We believe online dating can be powerful—but toxic swipe culture has turned it into a lonely, algorithm-driven

loop, stripped of real connection. Wrthy changes that. We're crowdsourcing love with authentic intelligence, and rebuilding dating around people, not profiles—bringing humanity back to how we meet, connect, and fall in love.

Her Problem



No Social Accountability
Because every interaction is with a complete stranger, there's no accountability for bad behavior. Users view others as a profile, not a person.

Safety Concerns
More than 70% of women say they have experienced some form of sexual violence on the dating apps, including sexual harassment, online stalking, and physical violence

Emotional Toll
80% of women have experienced emotional burnout or fatigue. Fewer than half of women surveyed rate their experiences as positive.

(Sources: Pew Research Center 2022, Singles Report, G2 modern love study, 2023)

Phase 1 (Live Beta)

Our crowdsourced platform enables women to navigate the dating world with confidence


ADD PHOTO ID

Verify
ID authentication and facial biometric matching to ensure safety, security & privacy

Search
Searchable profiles with advanced filters, with the ability to browse and find men near you

Review
Leave anonymous feedback through our structured review & recommendation system

Connect
Connect directly with members who know your matches, so you can get the real deal

Difficult to Stand Out
64% of men are unhappy with the lack of messages they receive and the lack of real connections on the apps

No Feedback
Men have little to no understanding of how women view their profile, or think about their communication skills or dating style

Limited chance of success
Men outnumber women by nearly 3 to 1 on dating apps. Men are also nearly 3x as likely to swipe on a profile than women, further exacerbating the imbalance

(Sources: Pew Research Center 2022. UNT 2020)

His Problem



Phase 2

Men can access their feedback and invite women in their life to leave recommendations


She can get a 360 view from the people who know him
wrthy
He can know where he stands – and then stand out

Then we solve THEIR Problem



Phase 3

The future of online dating




wrthy
Martín
29 Seattle, WA
+Julia's friend
Software Engineer
hiking
photography
Chat with connections
Heather
27 Seattle, WA
+Julia's friend
Marketing
reading
baking
Chat with connections



Market Validation

In the past 6 weeks, two "Tea" apps have rocketed to the top of the App store list, with an estimated 8m+ downloads to date. They have validated the market but have critical issues


Top Free Apps >
1 ChatGPT
The official app by OpenAI

🚩 **One-sided:** Women-only gossip about men, no structured input

🚩 **Unverified:** No robust identity verification — reports of fake profiles & hacks


2 Tea Dating Advice
Helping women date safe
3 TeaOnHer Dating Advice
Helping men date safe
Two different "Tea" apps trail behind ChatGPT on Apple's App Store this week.
Screenshot/Apple iOS App Store

- **Chaotic UX:** Poor design, lots of bugs, hard to navigate at scale
- **Safety risk:** Data breaches and lawsuits reported
- **Focus:** "Spilling tea" (negative, gossip-driven)

Market Size

Single Adults (Worldwide)	Online Dating Users	Wrthy Members
2023: 2.1B	2023: 336M 2030: 500M	2030: 5M
Total Available Market*	Serviceable Available Market	Share of Market
Source: IUSW.org, 2023	*Source: Statista, 2023. Worldwide users*	*1% of Estimated 2030 Market*

Our Business Model

A membership-only community with monthly and annual subscription plans

5M	$5.99	$360M
Wrthy Members	**Avg Monthly ARPU**	**Revenue**
1% of available market by 2030	Subscriptions from $3.99/mo to $19.99/mo	Projected by 2030

Future-looking projections cannot be guaranteed.

Revenue & Member Growth

Projected Annual Revenue & Members


$400,000,000
$350,000,000
$300,000,000
$250,000,000
$200,000,000
$150,000,000
$100,000,000
$50,000,000
5K
50K
$1.2M
250K
$9.5M
1M
$50M
2.5M
$160M
5M
$360M
2025
2026
2027
2028
2029
2030

Future-looking projections cannot be guaranteed.


Key Milestones
Phase 1 : Her Wrthy
Phase 2 : His Wrthy
Phase 3: Their Wrthy
Phase 1
Phase 2
Phase 3
Phase I Beta
Jul 2025
App Launch
Jan 2026
1M members
Sep 2027
5M members
Jan 2030
Nov 2025
Pre-Seed close
Sep 2026
Seed Round
Jan 2028
Series A
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wrthy


Pre-Seed Opportunity
We are raising a $500K pre-seed round to accelerate product development, complete phases I & II, and fully launch app in Jan 2026
$220K
Pre-Seed Remaining Opportunity
50,000
Wrthy Members
$1.99 monthly ARPU
2026 Objective
$1.2M
Revenue
Year 1 Target
#bewrthy
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wrthy

Note: We are only raising $124k of the $500k pre-seed round on Wefunder.


Team
Combined 50 years of experience in financial technology, data intelligence, digital marketing, and executive leadership
Rachel Sonenshine
President & CCO
President & Founder @ Straight Up Sales
SVP of Merchant Sales @ Banyan
SVP of Retail & Travel @ Cardlytics
Industry Lead & Sales @ Google
Arlo Laitin
CEO
CRO @ Shop Smart
CRO @ Banyan
EVP Partnerships @ Cardlytics
VP Operations @ Centro
Advisors
Karen Cahn
Founder & CEO @ iFundWomen
Former VP @ Google
Lynne Laube
Partner @ Valor Ventures
Co-Founder and former CEO @ Cardlytics
Kerry Leigh Miller
Co-Founder & Partner @ Overton Venture Capital
Former VP @ Goldman Sachs
Wil Schobeiri
CTO @ Ogury
Former CTO & Banyan
Former CTO @ MediaMath
Warren Hearnes PHD
Founder @ OptiML AI
Former VP AI, ML, Data Science, @ Best Buy
#beWrthy
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wrthy


wrthy
Crowdsourcing Love